FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA TO ACQUIRE INTESA BANK CANADA

HSBC Bank Canada has signed an agreement to acquire all the shares of Intesa Bank Canada. Subject to regulatory approval, the acquisition is expected to close on 31 May 2004.

Intesa Bank Canada, an Italian-owned foreign bank, has 11 branches serving personal, commercial and corporate clients and, at 31 December 2003, had total assets and net assets of C$1.1 billion and C$114 million respectively.

Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said: "HSBC Bank Canada was established in 1981 and has grown to become the 7th largest bank and one of the leading international financial institutions in the country. We are committed to providing excellent customer service and to growing our core business operations across Canada. The acquisition of Intesa Bank Canada will increase our presence in central Canada and strengthen our position as an alternative to the big domestic banks."

Giacomo Ghillani, President and Chief Executive Officer of Intesa Bank Canada, said: "After an extensive strategic review, Banca Intesa S.p.A. has decided to sell its operations in Canada. We are delighted that HSBC Bank Canada has agreed to acquire Intesa Bank Canada because we know that our customers and employees will be treated well. HSBC is a multicultural, international bank with great financial strength and a reputation for outstanding service. On behalf of Banca Intesa, I thank our customers and employees in Canada for their support and I wish them all the best for the future."

Lindsay Gordon added: "With an international network spanning 79 countries and territories, HSBC offers its 110 million customers global expertise as well as local knowledge. We look forward to welcoming the clients of Intesa Bank Canada to the Group and to providing them with a continued high level of customer service and an expanded range of financial products and services."

Rothschild acted as exclusive financial adviser to Banca Intesa.

Notes to editors:

1. About HSBC Bank Canada
HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, is the leading international bank in Canada with more than 160 offices across the country. With over 9,500 offices in 79 countries and territories and assets of US$1,034 billion at 31 December 2003, the HSBC Group is one of the world's largest banking and financial services organizations. For more information about HSBC Bank Canada and its products and services, visit www.hsbc.ca.

2. About Intesa Bank Canada
Intesa Bank Canada is one of Canada's largest full service foreign banks, offering a wide range of everyday banking solutions to meet the financial needs of personal, commercial and corporate clients. As a fully owned subsidiary of Banca Intesa S.p.A., headquartered in Milan, Intesa Bank Canada is part of one of Europe's oldest and largest financial institutions, with locations throughout the world. With a network of 11 branches in Canada as well as electronic delivery channels, we provide a broad array of banking products and financial services. Our offerings range from account packages, mortgages and RRSPs to commercial lending products and international banking services. We serve a diverse clientele of individuals, small to mid-size companies, corporations and multinationals. For more information see our website at www.intesa.ca.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: March 17, 2004